SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)

                         Lexington Precision Corporation
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.25
                         ------------------------------
                         (Title and Class of Securities)

                                    529529109
                                -----------------
                                 (CUSIP Number)

                                Mr. Warren Delano
                             Lubin, Delano & Company
                                767 Third Avenue
                            New York, New York 10017
                                 (212) 319-4650
                            ------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 1, 2000
                        --------------------------------
                      (Date of Event which requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.


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                                 SCHEDULE 13D

CUSIP NO.  529529109                                           PAGE 2 OF 7 PAGES
           ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Warren Delano

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                          (b)/X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*


         WC, PF, 00 (See Item 3)
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER


         1,296,793 (See Item 5)


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER


         89,062 (See Item 5)


9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER


         1,296,793 (See Item 5)


10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER


         89,062 (See Item 5)


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,385,855 (See Item 5)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           28.7% (See Item 5)


14       TYPE OF REPORTING PERSON*


         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                         THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 529529109                                            PAGE 3 OF 7 PAGES
------------------------


1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Michael A. Lubin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                          (b)/X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*


         WC, PF, 00 (See Item 3)
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER


         1,427,180  (See Item 5)


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER


         89,062  (See Item 5)


9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER


         1,427,180  (See Item 5)


10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER


         89,062  (See Item 5)


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,446,242  (See Item 5)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         Does not include 70,000 shares of Common Stock owned by the Reporting Person's two sons, each of whom owns 35,000 shares, with respect to which the Reporting Person acts as a custodian under UGMA and disclaims
         beneficial ownership.                                               /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.0 % (See Item 5)


14       TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                         THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.


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                                                               PAGE 4 OF 7 PAGES



         This Statement constitutes Amendment No. 17 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Warren Delano and Michael A. Lubin, as amended (the "Schedule 13D"), with respect to the common stock, $.25 par value per share ("Common Stock"), of Lexington Precision Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------
         The response of Messrs. Delano and Lubin to Item 3 is hereby amended and supplemented by adding the following to such Item 3:

         On February 1, 2000, Messrs. Delano and Lubin converted all of the Issuer's 14% Junior Subordinated Convertible Notes due May 1, 2000 (the "Junior Notes") held by them in the aggregate principal amount of $1,000,000 into Common Stock at the stated conversion price of $2.2727 per share of Common Stock. Mr. Delano converted $495,000 principal amount of the Junior Notes into 217,800 shares of Common Stock. Mr. Lubin converted $505,000 principal amount of the Junior Notes into 222,200 shares of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Delano individually and by Mr. Lubin individually, and by Messrs. Delano and Lubin together did not change as a consequence of the conversion.

         Mr. Lubin disclaims beneficial ownership of 70,000 shares of Common Stock owned by his two sons, each of whom owns 35,000 shares, with respect to which Mr. Lubin acts as a custodian under UGMA. Such shares are excluded from the number of shares beneficially owned by Mr. Lubin reported above.


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                                                               PAGE 5 OF 7 PAGES

        No funds were used in order to effect the conversion of the Junior
Notes.

Item 4.    Purpose of Transaction.
           ----------------------
         Messrs. Delano and Lubin converted their Junior Notes in the aggregate principal amount of $1,000,000 into 440,000 shares of Common Stock on February 1, 2000, thereby increasing the aggregate number of shares of Common Stock outstanding. The purpose of the conversion was to increase the ownership of Common Stock by Messrs. Delano and Lubin prior to the maturity of the Junior Notes on May 1, 2000.

         The tender and conversion of the Junior Notes also was consistent with the commitments made by Messrs. Delano and Lubin in connection with the consent solicitation (the "Consent Solicitation") in respect of the Issuer's 12-3/4% Senior Subordinated Notes due February 1, 2000 (the "Senior Subordinated Notes"), which commenced on December 27, 1999, for the purpose of effecting amendments to the indenture governing the Senior Subordinated Notes to extend the maturity date of and increase the interest rate payable on the Senior Notes. The Consent Solicitation, which was to expire on January 27, 2000, has been extended through February 15, 2000. As a precondition to the effectiveness of the amendments sought, Messrs. Delano and Lubin agreed to convert the Junior Notes.

         The Consent Solicitation was announced by the Issuer in a press release dated December 28, 1999, which was filed with the Securities and Exchange Commission as Exhibit 99.1 to a Form 8-K on January 11, 2000. The extensions of the Consent Solicitation and further details thereof were announced in press releases dated January 27, 2000, and February 1, 2000, and were filed, respectively, as Exhibits 99.1 and 99.3 to a Form 8-K filed on February 4, 2000. Both of the Form 8-K's and the Exhibits thereto are incorporated herein by reference.

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                                                               PAGE 6 OF 7 PAGES

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------
         The response of Messrs. Delano and Lubin to Item 5 is hereby deleted in its entirety and replaced with the following:

                  (a) Mr. Delano may be deemed to beneficially own 1,385,855 shares of Common Stock, or 28.7% of the Issuer's Common Stock and Mr. Lubin may be deemed to beneficially own 1,446,242 shares of Common Stock, or 30.0% of the Issuer's Common Stock (in each case, based upon the 4,263,036 shares of Common Stock outstanding as of November 12, 1999 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1999 plus 440,000 shares of Common Stock issued on February 1, 2000 upon conversion by Messrs. Delano and Lubin of Junior Notes beneficially owned by them and 125,000 shares of Common Stock issued as of January 28, 2000 to certain key employees of the Issuer other than Messrs. Delano and Lubin, pursuant to a restricted stock plan of the Issuer). Mr. Lubin disclaims beneficial ownership of 70,000 shares of Common Stock, which are owned by his two sons, each of whom owns 35,000 shares, with respect to which Mr. Lubin acts as a custodian under UGMA.

                  (b) Mr. Delano may be deemed to have sole power to vote shares and dispose of shares with respect to 1,296,793 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of Common Stock which may be deemed to be beneficially owned by him. Mr. Lubin may be deemed to have sole power to vote shares and dispose of shares with respect to 1,427,180 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with

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                                                               PAGE 7 OF 7 PAGES

         respect to 89,062 shares of the Common Stock which may be deemed to be beneficially owned by him.

                  (c) For a description of transactions by Messrs. Delano and Lubin in the Issuer's Common Stock effected during the past 60 days, see Item 3 of this Statement.

                  (d) Not applicable.

                  (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 10, 2000

                                                /s/Warren Delano
                                                -----------------------------
                                                      Warren Delano

                                                /s/Michael A. Lubin
                                                -----------------------------
                                                     Michael A. Lubin